Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A (File No. 024-12475) of our report dated April 8, 2024, except for the effect of the restatement described in Note 3, as to which the date is April 10, 2025 (which report expresses an unqualified opinion and includes an explanatory paragraph related to BirchBioMed Inc.’s ability to continue as a going concern) with respect to our audit of the financial statements of BirchBioMed Inc. as of September 30, 2023, and for the year then ended. We also hereby consent to the reference to our firm under the heading “Experts” in the Offering Circular, which is part of this Offering Statement.

/s/ Bonadio & Co., LLP

Pittsford, New York

April 25, 2025